                                 UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION

                             WASHINGTON, D.C. 20549

                       ----------------------------------

                                    FORM 6-K

                        REPORT OF FOREIGN PRIVATE ISSUER
                       PURSUANT TO RULE 13a-16 OR 15d-16

                                     UNDER

                      THE SECURITIES EXCHANGE ACT OF 1934

                         FOR THE MONTH OF FEBRUARY 1999

                             INTRAWEST CORPORATION
                              (Registrant's name)

          SUITE 800, 200 BURRARD STREET, VANCOUVER, BC V6C 3L6 CANADA
                    (Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

                          Form 20-F      Form 40-F  X
                                    ---            ---
Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                                 Yes      No  X
                                     ---     ---
If "Yes" is marked, indicate below the file number assigned to the registrant
in connection with Rule 12g3-2(b): 82-            .
                                       -----------

                               2nd Quarter Report
                       Six Months Ended December 31,1998




                     INTRAWEST. FOR THE TIMES OF YOUR LIFE.



                                 7 DAYS A WEEK

     Yielding superior returns depends on maximizing the resort's use on those historically quiet mid-week days. A vibrant village is key in achieving that objective.

TO OUR SHAREHOLDERS

The momentum at Intrawest keeps building. During the second quarter we finalized the details on two new acquisitions, which were both announced in January. The first was the acquisition of 45% of Alpine Helicopters Ltd. ("Alpine"), the parent company of Canadian Mountain Holidays Inc., the world leader in heli-skiing. The second was the acquisition of 50% of Blue Mountain Resorts Limited in Ontario and 100% of the developable real estate lands at the base of the resort. In December we announced the private placement of US$75 million of 9.75% unsecured senior notes, the proceeds of which were used to reduce debt. And in February we made history at our Copper Mountain resort with the sale of 220 mountain homes, totaling US$78 million, in just over eight hours.


OPERATING RESULTS

Income from continuing operations for the second quarter was $2.9 million ($0.07 per share) down from $4.2 million ($0.12 per share) last year. In spite of the lowest snowfall in 40 years in Colorado and unseasonably warm weather on the East Coast early in the season, total company EBITDA for this period was $24.4 million, approximately the same as last year. Higher depreciation and interest, partially offset by lower income taxes, reduced net income. Year-to-date income from continuing operations was $0.3 million ($0.01 per share), the same as the six month period last year.

Revenue from ski and resort operations was $95.0 million in the second quarter -- $87.7 million from the mountain resorts and $7.3 million from Sandestin and Raven. Overall, revenue at the mountain resorts increased 9% compared with last year, due to the increased ownership of Mammoth and same-resort growth. Revenue increased 17% at Whistler/Blackcomb as a result of record early season business, and Tremblant improved 12% mainly due to increased retail and lodging revenues. Colorado's poor snowfall resulted in reduced revenues at Copper, and the unseasonably warm weather on the East Coast lowered revenues at Snowshoe and Stratton.

Operating profit from ski and resort operations for the second quarter was $9.4 million, 26% higher than the prior year. Year-to-date ski and resort operations revenue increased 40% and operating profit increased 34% over the comparable period last year.

Real estate revenue was $58.1 million for the quarter, down from $84.9 million for the second quarter last year which included a number of large project closings. Despite this, operating profit was $12.7 million, only slightly down from the $13.9 million reported in the prior year. The unit mix combined with effective cost control resulted in a margin improvement to 21.9% from 16.4%.


MAJOR DEVELOPMENTS

Intrawest's core strategy is to grow our assets to their full potential by spending the necessary capital to bring them to maturity, launching our villages at each resort, and moving forward with the integration at each of our complexes. At the same time, we will keep an eye on various adjunct businesses we can add to increase our growth.

The acquisitions of Blue Mountain and Alpine are both in line with this strategy. Blue Mountain is an obvious extension of our network. It's a regional resort within three hours of seven million people, requires very little on-mountain capital and provides a wonderful opportunity for a village. The acquisition of Alpine extends our network into the most affluent customer base in the skiing industry. It also extends our array of offerings from the regional resorts like Mountain Creek, to the premier destination resorts like Whistler/Blackcomb, to the pinnacle of the skiing experience--heli-skiing in the Bugaboos. And it extends our expertise into yet another complementary business.

The successful launches at Copper highlight the wisdom of our core strategy. This is the largest concentrated real estate sale for Intrawest and the first-ever launch of an entire resort village in North America. The New Village at Copper is just one of a number of villages we are building across North America as part of our strategy to transform the resort industry. With 12 years experience and 300 professionals across North America, we are unique in our expertise to turn an under-performing resort into a thriving, successful one. Our success at Copper testifies once again to the public recognition of that expertise.

OUTLOOK
We are experiencing extraordinary performance at Whistler/Blackcomb, which is up 216,000 visits season-to-date, and are seeing above-target results in our real estate operations and improving performance at our other resorts, all of which gives us great confidence going forward.



/s/ JOE S. HOUSSIAN                          /s/ DANIEL O. JARVIS
-----------------------------                -----------------------------
Joe S. Houssian                              Daniel O. Jarvis
Chairman, President and                      Executive Vice President
Chief Executive Officer                      and Chief Financial Officer

February 22, 1999

CONSOLIDATED STATEMENTS OF OPERATIONS


                                                       Three months ended                           Six months ended
                                                            December 31                                December 31
                                                    1998                   1997                 1998                 1997
----------------------------------------------------------------------------------------------------------------------------
                                                    (in thousands of dollars except per share amounts)            (unaudited)
REVENUE
Ski and resort operations                         $  94,999             $  80,037             $ 151,354            $ 107,760
Real estate sales                                    58,122                84,899               123,457              100,890
Rental properties                                     1,389                 1,321                 3,469                2,542
Interest and other income                               660                 1,628                 3,684                2,788
----------------------------------------------------------------------------------------------------------------------------
                                                    155,170               167,885               281,964              213,980
----------------------------------------------------------------------------------------------------------------------------
EXPENSES
Ski and resort operations                            85,571                72,548               143,649              101,976
Real estate costs                                    45,383                70,954                99,127               83,554
Rental properties                                       495                   513                 1,549                1,126
Interest                                              8,135                 5,323                16,921                9,722
Depreciation and amortization                         8,283                 6,588                14,720               10,330
General and administrative                            2,151                 1,641                 4,475                3,873
----------------------------------------------------------------------------------------------------------------------------
                                                    150,018               157,567               280,441              210,581
----------------------------------------------------------------------------------------------------------------------------
Income before income taxes,
  non-controlling interest and
  discontinued operations                             5,152                10,318                 1,523                3,399
----------------------------------------------------------------------------------------------------------------------------
Provision for income taxes
  Current                                             1,383                 3,448                   358                2,264
  Deferred                                               --                 1,051                    --                   --
----------------------------------------------------------------------------------------------------------------------------
                                                      1,383                 4,499                   358                2,264
----------------------------------------------------------------------------------------------------------------------------
Income before non-controlling
  interest and discontinued operations                3,769                 5,819                 1,165                1,135
Non-controlling interest                                872                 1,665                   885                  866
----------------------------------------------------------------------------------------------------------------------------
Income from continuing
  operations                                          2,897                 4,154                   280                  269
Results of discontinued operations                     (188)                 (447)                   48                 (861)
----------------------------------------------------------------------------------------------------------------------------
Income (loss) for the period                      $   2,709             $   3,707             $     328            $    (592)
============================================================================================================================
Income per common share
  Income from continuing
   operations                                     $    0.07             $    0.12             $    0.01            $    0.01
  Net income                                      $    0.07             $    0.12             $    0.01            $    0.01
============================================================================================================================
Weighted average number of
  common shares outstanding
  (in thousands)                                     39,555                34,387                39,435               34,373
============================================================================================================================

CONSOLIDATED BALANCE SHEETS


As at December 31                                                1998                       1997
---------------------------------------------------------------------------------------------------
                                                               (in thousands of dollars) (unaudited)
ASSETS
Current assets
 Cash and short-term deposits                                 $   37,231                 $   85,383
 Other assets                                                     97,842                     44,045
 Amounts receivable                                              101,107                     57,633
 Properties
  Resort                                                         259,835                    155,247
  Discontinued operations                                          7,531                     10,606
---------------------------------------------------------------------------------------------------
                                                                 503,546                    352,914
Ski and resort operations                                        895,718                    519,443
Goodwill                                                          78,977                     79,292
Properties
 Resort                                                          405,480                    229,059
 Discontinued operations                                          31,333                     62,683
Amounts receivable                                                49,252                     46,028
Other assets                                                      82,768                     30,247
---------------------------------------------------------------------------------------------------
                                                              $2,047,074                 $1,319,666
===================================================================================================
LIABILITIES
Current liabilities
 Amounts payable                                              $  134,709                 $  113,191
 Deferred revenue                                                 82,519                     35,421
 Bank and other indebtedness, current portion
  Resort                                                         187,665                    101,288
  Discontinued operations                                          8,217                      2,774
---------------------------------------------------------------------------------------------------
                                                                 413,110                    252,674
Bank and other indebtedness
 Resort                                                          871,853                    497,192
 Discontinued operations                                           6,383                     36,798
Due to joint venture partners                                     12,132                     14,140
Deferred revenue                                                  16,527                      8,277
Deferred income taxes                                             11,925                      5,792
Non-controlling interest in subsidiaries                          27,494                      8,173
---------------------------------------------------------------------------------------------------
                                                               1,359,424                    823,046
---------------------------------------------------------------------------------------------------
SHAREHOLDERS' EQUITY
Capital stock                                                    495,354                    374,556
Retained earnings                                                144,021                    108,306
Foreign currency translation adjustment                           48,275                     13,758
---------------------------------------------------------------------------------------------------
                                                                 687,650                    496,620
---------------------------------------------------------------------------------------------------
                                                              $2,047,074                 $1,319,666
===================================================================================================

CONSOLIDATED STATEMENTS OF
RETAINED EARNINGS




                                            Three months ended                 Six months ended
                                                 December 31                       December 31
                                           1998               1997             1998               1997
--------------------------------------------------------------------------------------------------------
                                                                   (in thousands of dollars) (unaudited)
Retained earnings - beginning
  of period                              $ 144,478         $ 107,350         $ 146,859         $ 111,649
Income (loss) for the period                 2,709             3,707               328              (592)
Dividends                                   (3,166)           (2,751)           (3,166)           (2,751)
--------------------------------------------------------------------------------------------------------
Retained earnings - end of period        $ 144,021         $ 108,306         $ 144,021         $ 108,306
========================================================================================================



CONSOLIDATED STATEMENTS OF CASH FLOW
FROM OPERATIONS


                                                     Three months ended                         Six months ended
                                                        December 31                                 December 31
                                                1998                 1997                   1998                  1997
-----------------------------------------------------------------------------------------------------------------------
                                                  (in thousands of dollars except per share amounts)        (unaudited)
Income before non-controlling
  interest and discontinued
  operations                                  $ 3,769               $ 5,819               $ 1,165               $ 1,135
Items not affecting cash
  Depreciation and amortization                 8,283                 6,588                14,720                10,330
  Deferred income taxes                            --                 1,051                    --                    --
-----------------------------------------------------------------------------------------------------------------------
Cash flow from continuing
  operations                                  $12,052               $13,458               $15,885               $11,465
=======================================================================================================================
Cash flow per common share                    $  0.28               $  0.29               $  0.36               $  0.27
=======================================================================================================================


Note: Cash flow per common share is calculated after providing for non-controlling interest.

CONSOLIDATED STATEMENTS OF CHANGES
IN FINANCIAL POSITION



                                                 Three months ended             Six months ended
                                                     December 31                   December 31
                                               ------------------------      ------------------------
                                                  1998          1997           1998           1997
-----------------------------------------------------------------------------------------------------
                                               (in thousands of dollars)                  (unaudited)
CASH PROVIDED BY (USED FOR)
OPERATING ACTIVITIES
Cash flow from operations                      $  12,052      $  13,458      $  15,885      $  11,465
Recovery of costs through
  real estate sales                               45,383         70,954         99,127         83,554
Increase in amounts receivable, net              (28,824)       (20,889)       (32,414)       (13,577)
Acquisition and development
  of properties for sale                        (103,758)       (53,413)      (203,912)      (130,984)
Other changes in non-cash
  operating working capital                        4,514         60,937        (30,424)        50,718
Cash provided by (used for)
  discontinued operations                          5,212             (1)         3,273          3,008
-----------------------------------------------------------------------------------------------------
                                                 (65,421)        71,046       (148,465)         4,184
-----------------------------------------------------------------------------------------------------
FINANCING ACTIVITIES
Bank and other borrowings, net                   106,721         64,257        429,996        140,349
Issue of capital stock                               344            254         32,904          1,301
Redemption of non-resort
  preferred shares                                    --             --        (20,857)        (9,015)
Proceeds on sale
of partnership interest                               --             --         15,980             --
Dividends paid                                    (3,166)        (2,751)        (3,166)        (2,751)
Distributions to non-controlling interests            --             --         (1,160)        (1,160)
-----------------------------------------------------------------------------------------------------
                                                 103,899         61,760        453,697        128,724
-----------------------------------------------------------------------------------------------------
INVESTING ACTIVITIES
Proceeds from (expenditures on)
  revenue-producing properties, net               (1,200)           (43)        (2,180)           287
Expenditures on ski
  and resort operation assets                    (77,001)       (54,067)      (139,800)       (78,109)
Acquisition of ski resort assets                      --        (29,421)      (243,058)       (29,421)
-----------------------------------------------------------------------------------------------------
                                                 (78,201)       (83,531)      (385,038)      (107,243)
-----------------------------------------------------------------------------------------------------
Increase (decrease) in cash and
  short-term deposits                            (39,723)        49,275        (79,806)        25,665
Cash and short-term deposits
  - beginning of period                           76,954         36,108        117,037         59,718
-----------------------------------------------------------------------------------------------------
Cash and short-term deposits
  - end of period                              $  37,231      $  85,383      $  37,231      $  85,383
=====================================================================================================

FINANCIAL HIGHLIGHTS



                                                    Three months ended                  Six months ended
                                                        December 31                         December 31
                                                  1998              1997              1998               1997
----------------------------------------------------------------------------------------------------------------
                                                       (millions of dollars except per share amounts) (unaudited)
REVENUE
  Ski and resort operations                     $   95.0          $   80.0          $   151.4          $   107.8
  Real estate sales                                 58.1              84.9              123.5              100.9
INCOME FROM CONTINUING OPERATIONS                    2.9               4.2                0.3                0.3
INCOME (LOSS) FOR THE PERIOD                         2.7               3.7                0.3               (0.6)
INCOME PER COMMON SHARE
  Income from continuing operations                  0.07              0.12               0.01               0.01
  Net income                                         0.07              0.12               0.01               0.01
CASH FLOW FROM CONTINUING OPERATIONS                12.1              13.5               15.9               11.5
CASH FLOW PER COMMON SHARE                           0.28              0.29               0.36               0.27





                                   INTRAWEST

                          Suite 800, 200 Burrard Street
                         Vancouver, B.C. Canada V6C 3L6
                     Tel: (604) 669-9777 Fax: (604) 669-0605
                           Website: www.intrawest.com

                                   SIGNATURES

     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on behalf by the undersigned, thereunto duly authorized.

                                        INTRAWEST CORPORATION

Date: March 1, 1999                     By /s/ Ross Meacher
                                           --------------------------
                                        Name: Ross Meacher
                                        Title: Corporate Secretary